UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

COMCAST CORPORATION

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 001-32871

A.                     Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

B.                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Comcast Corporation Retirement-Investment Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 26, 2014

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

(in thousands)

	December 31,
	2013	2012
ASSETS:
Cash	$—	$976
Participant-directed investments, at fair value	—	3,865,554
Plan interest in Comcast Corporation Employee Savings Plans Master Trust participant-directed investments, at fair value	5,570,632	—

Receivables:
Notes receivable from participants	184,025	129,820
Contributions receivable from participants	3,768	164
Contributions receivable from employer	62,934	11,276

Total receivables	250,727	141,260

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	5,821,359	4,007,790

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,622)	(20,119)

NET ASSETS AVAILABLE FOR BENEFITS	$5,810,737	$3,987,671

See accompanying notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2013

(in thousands)

Year Ended December 31, 2013
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$492,861
Dividends	8,750
Interest	6,046
Plan interest in Comcast Corporation Employee Savings Plans Master Trust investment income	460,223

Net investment income	967,880

Contributions:
Participant	395,274
Employer	298,152
Rollover	66,483

Total contributions	759,909

Proceeds from litigation settlement	430

Interest income on notes receivable from participants	7,148

Total additions	1,735,367

DEDUCTIONS:
Benefits paid to participants	393,527
Administrative expenses	7,459

Total deductions	400,986

Increase in net assets before transfers	1,334,381

Transfers from NBCUniversal Capital Accumulation Plan	488,685

Increase in net assets	1,823,066

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,987,671

End of year	$5,810,737

See accompanying notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, YEAR ENDED DECEMBER 31, 2013

1.                       PLAN DESCRIPTION

General

The following description of the Comcast Corporation Retirement-Investment Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan Administrator, Comcast Corporation (“Comcast”, the “Company” or the “Plan Administrator”).

The Plan is a defined contribution plan qualified under Internal Revenue Code (the “Code”) Sections 401(a), 401(k) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective September 10, 2013, the Company established, and the Plan assets were transferred into, the Comcast Corporation Employee Savings Plans Master Trust (“Master Trust”) in an effort to more efficiently manage the assets of the Comcast and NBCUniversal Media, LLC (“NBCUniversal”) defined contribution plans.  The Master Trust allows the Company to have a unified investment line-up across the various defined contribution plans, while allowing varying provisions in plan design.

Employees of the Company become eligible to participate in the Plan in the first month after completion of three months of service (or, in the case of employees of NBCUniversal and its subsidiaries, immediately following their hire date) and are automatically enrolled in the Plan at a contribution rate equal to 3% of eligible compensation on a pre-tax basis unless they opt out of participation. Automatically-enrolled participants may thereafter increase or decrease their contribution at any time. Contribution rates for participants hired (or rehired after having not worked for the Company for a period of more than 1 year following his or her employment termination date) on or after January 1, 2013, will increase 1% per year up to 10%, subject to certain limits imposed by the Code, unless a participant elects to opt out of the automatic increase program.

The maximum amount of eligible compensation that may be deferred is 50% (plus an additional 30% of eligible compensation for eligible employees aged 50 or above), subject to certain limits imposed by the Code. The Company matches 100% of the participant’s contributions up to 4.5% of the participant’s eligible compensation for such payroll period. The maximum Company matching contribution for a Plan year is $10,000 for any participant who is a Highly Compensated Employee (as defined in the Plan) and who is eligible to contribute to the Comcast Corporation 2005 Deferred Compensation Plan as of the first day of the Plan year.

Each participant has at all times a 100% nonforfeitable interest in the participant’s contributions and earnings attributable thereto.  Company matching contributions are also fully and immediately vested.  Effective January 1, 2013, the Company also provides certain eligible NBCUniversal employees an Annual Retirement Contribution equal to 3% of eligible compensation, subject to certain limits imposed by the Code.  Beginning with the 2014 Plan year, the Company may make a contribution of up to 1% of eligible compensation on behalf of certain other non-highly compensated employees of the Company eligible to participate in the Plan.  In each case, such employer contributions become vested in annual 20% increments based on years of service with the Company and its subsidiaries commencing with the attainment of 2 years of service. Rollover contributions represent participant assets transferred to the Plan from other qualified retirement plans.

Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the Trustee of the Plan of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options. The Trustee pays benefits and expenses upon the written direction of the Plan Administrator. Effective January 1, 2013, the administrative fee assessed per account by the Trustee increased from $19 per year to $32 per year.

Forfeitures, consisting of amounts contributed by the Company that are not 100% vested upon a participants’ separation from service and amounts related to unclaimed Required Minimum Distributions as defined by the Code, shall be used to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant’s eligible compensation for that Plan year bears to the eligible compensation for all such participants for the Plan year. Forfeitures used for the year ended December 31, 2013 amounted to $1,212,239.  Outstanding forfeitures not yet applied against Company contributions at December 31, 2013 and 2012 were $35,199 and $33,619, respectively.

Any participant who has a separation from service for any reason shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant’s account becomes fully vested in all Company contributions regardless of the participant’s years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant’s separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, annual, quarterly or, beginning July 1, 2014, monthly installments, a rollover into another qualified plan, or any combination of the foregoing.

Transfers

Effective January 1, 2013, the Plan was amended to reflect that NBCUniversal and its subsidiaries became Participating Companies in the Plan. In connection therewith, $489 million in assets related to eligible NBCUniversal employees were transferred to the Plan from the NBCUniversal Capital Accumulation Plan.

Trustee

Fidelity Management Trust Company is the appointed Trustee of the Plan.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The financial statements of the Plan are presented using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s Class A and Class A Special common stock are valued at their respective closing price reported on the NASDAQ Global Select Market on the last trading day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds, separate accounts and common collective trusts are valued at the net asset value of shares held by the Plan at year-end. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest.

Investment contracts, such as those included in the Comcast Stable Value Fund, are required to be reported at fair value. However, contract value is the relevant measure of fully benefit-responsive investment contracts since that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statements of Net Assets Available for Benefits present investments at fair value as well as an additional line item showing the adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Benefits are recorded when paid.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.                       INVESTMENTS

To more efficiently manage the assets of a number of Comcast and NBCUniversal defined contribution plans, Comcast established the Master Trust, effective September 10, 2013. The Trustee was appointed by Comcast to hold, administer, and invest the assets of the Master Trust. The Master Trust includes the investment assets of the Plan, NBCUniversal Capital Accumulation Plan, E! Entertainment Television, LLC Profit Sharing/401(k) Savings Plan and Leisure Arts, Inc. 401(k) Savings Plan. Each of the plans in the Master Trust maintains a segregated asset portfolio within the Master Trust. Investment income, realized gains (losses) on sales of investments, unrealized appreciation (depreciation) of investments, other receipts, other disbursements and administrative expenses are allocated to the segregated asset portfolios within the Master Trust. In accordance with U.S. GAAP, the net change in value from participation in the Master Trust is reported as one line item in the Statement of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as single line item in the Statements of Net Assets Available for Benefits.

Because the Plan’s portfolio is segregated from the other plans that participate in the Master Trust, the Plan does not have an undivided interest in each investment in the Master Trust. Rather, the Plan has a specific percentage interest in each investment that differs from the overall percentage interest in the Master Trust.

The following is a summary of the Master Trust’s Net Assets, and the Plan’s divided interest in the Master Trust, as of December 31, 2013 (in thousands):

	Master Trust	Plan	Plan’s Percent Interest in Master Trust
Investments at fair value
Common stock
Comcast Class A	$387,909	$387,909	100.0%
Comcast Class A Special	45,619	45,619	100.0

Mutual Funds
Domestic stock funds	755,195	746,892	98.9
International stock funds	325,068	322,648	99.3

Separate account	1,310,211	1,287,076	98.2

Common collective trusts	2,268,719	2,214,069	97.6

Comcast Stable Value Fund	568,168	564,939	99.4

Investments at Fair Value	5,660,889	5,569,152	98.4

Cash	1,480	1,480	100.0

NET ASSETS REFLECTING ALL ASSETS AT FAIR VALUE	5,662,369	5,570,632	98.4

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,683)	(10,622)	99.4

NET ASSETS	$5,651,686	$5,560,010	98.4%

For the period September 10, 2013 through December 31, 2013, the Master Trust’s investments (including investments purchased and sold, as well as held during the year) appreciated as follows (in thousands):

Net appreciation in fair value of investments:
Common collective trusts	$156,641
Separate account	122,068
Domestic stock funds	67,816
International stock funds	18,620
Fixed income funds	76
Balanced funds	59
Comcast Class A	73,214
Comcast Class A Special	8,275
Net appreciation in fair value of investments	$446,769

The following are the changes in net assets for the Master Trust as well as for the Plan’s interest in the Master Trust for the period September 10, 2013 through December 31, 2013 (in thousands):

Master Trust investment income:
Net appreciation in fair value of investments	$446,769
Interest and Dividends	20,832
Net investment income	467,601

Transfers in	220,672

Transfers out	156,027

Increase in net assets	532,246

NET ASSETS
September 10, 2013	5,119,440
End of year	$5,651,686

Plan’s interest in Master Trust net investment income	$460,223

The table below sets forth the fair market value of the Plan’s investments in the Master Trust representing 5% or more of the Plan’s net assets and the Plan’s share of those investments in the Master Trust as of December 31, 2013 (in thousands):

	Master Trust	Plan
Spartan 500 Index Fund—Fidelity Advantage Institutional Class	$535,856	$530,197
Spartan International Index Fund—Fidelity Advantage Inst Class	323,993	322,649
Vanguard Target 2025	308,522	302,247
Vanguard Target 2030	332,945	325,147
Vanguard Target 2035	351,738	343,038
Vanguard Target 2040	310,056	300,685
Large Cap Stock Fund	648,080	633,845
Comcast Class A Common Stock	387,909	387,909
Comcast Stable Value Fund	568,168	564,939

For the period January 1, 2013 through September 9, 2013, the date upon which the Plan’s investments were transferred into the Master Trust, the Plan’s investments, including investments purchased and sold, as well as held for the period January 1, 2013 through September 9, 2013, appreciated in fair value as follows (in thousands):

Common stock
Comcast Class A	$40,351
Comcast Class A Special	5,354
Total common stock	45,705

Mutual funds
Domestic stock funds	88,537
International stock funds	25,791
Total mutual funds	114,328

Separate account	168,774

Common collective trusts	164,054

Net appreciation in fair value of investments	$492,861

The table below sets forth the fair market value of investments representing 5% or more of the Plan’s assets as of December 31, 2012 (in thousands):

Mutual Funds
Spartan 500 Index Fund—Institutional Class	$293,202
Spartan International Index Fund—Fidelity Advantage Inst Class	200,840

Separate account
Large Cap Stock Fund	454,473

Comcast Corporation Stock
Class A Common Stock	298,958

4.                       STABLE VALUE FUND

As described in Note 2, included in the Comcast Stable Value Fund are fully benefit-responsive investment contracts, which are carried at contract value. The rate at which interest is credited to the Plan is that determined under the contract, consistent with reflecting participant balances at contract value as opposed to the market value of the underlying assets. Interest rates are reset quarterly by the issuers of the investment contracts.

The average yield of investment contracts held as of December 31, 2013 and 2012 was 1.64% and 2.36%, respectively. When adjusted to reflect the actual interest credited to the Plan, the average yield of investment contracts held as of December 31, 2013 and 2012 was 1.46% and 1.70%, respectively.

The following table summarizes the adjustments from fair value to contract value related to the fully benefit-responsive investment contracts included in the Comcast Stable Value Fund (in thousands):

	2013 Credit Rating	2013	2012
State Street Bank and Trust Company Boston	AA-	$(2,765)	$(5,133)
JP Morgan Chase	A+	(1,866)
Natixis			(5,132)
Prudential Ins Co America	AA-	(1,807)	(2,088)
Bank of Tokyo — Mitsubishi	A+	(2,405)	(4,464)
American General Life	A+	(1,779)	(3,302)
		$(10,622)	$(20,119)

There are certain events, such as the Plan’s failure to qualify under Section 401(a) or 401(k) of the Code, which can limit the fund’s ability to transact at contract value. At this time, the occurrence of any such limiting event is not probable.

A contract issuer may terminate a contract at any time. Settlement upon termination will be at contract value unless the terms of the contract were not met or the Trustee’s authority over the Plan is limited or terminated.

5.                       FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are described below:

Level 1	Consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.

Level 2	Consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly and include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

	•	Pricing models whose inputs are observable for substantially the full term of the financial instrument; and

	•	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

Level 3

Consists of financial instruments whose values are determined using pricing models that use significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds, separate account and common collective trusts: Valued at the net asset value of shares held by the Plan at year end.  The net asset value as provided by the Trustee for the separate account and common collective trust funds, is used as a practical expedient to estimate fair value.

Common stocks: Valued at the closing price reported on the last trading day of the Plan year on the active market on which the individual securities are traded.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a calculated fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.  For the years ended December 31, 2013 and 2012, there were no transfers between levels.

The table below sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total
Common stock
Comcast Class A	$387,909			$387,909
Comcast Class A Special	45,619			45,619

Mutual Funds
Domestic stock funds	755,195			755,195
International stock funds	325,068			325,068

Separate account		$1,310,211		1,310,211

Common collective trusts		2,268,719		2,268,719

Comcast Stable Value Fund		568,168		568,168

Total investments at fair value	$1,513,791	$4,147,098	$	$5,660,889

The table below sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 (in thousands):

	Level 1	Level 2	Level 3	Total
Common stock
Comcast Class A	$298,958			$298,958
Comcast Class A Special	38,041			38,041

Mutual Funds
Domestic stock funds	392,858			392,858
International stock funds	200,840			200,840
Money market funds	10,459			10,459

Separate account		$987,199		987,199

Common collective trusts		1,355,687		1,355,687

Comcast Stable Value Fund
Short term investments	5,023			5,023
Guaranteed investment contracts		576,489		576,489

Total investments at fair value	$946,179	$2,919,375	$	$3,865,554

6.                       NOTES RECEIVABLE FROM PARTICIPANTS AND HARDSHIP WITHDRAWALS

A participant may borrow from his/her Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service (“IRS”) and the Department of Labor. In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant’s nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years may exist under the Plan as a result of rollovers from merged plans).

Interest accrues at the rate of prime plus 1% as of the month the loan application is approved. Principal and interest are paid through payroll deductions or participant initiated payments. Interest rates ranged from 4.25% to 9.25% as of December 31, 2013. Maturities on outstanding loans ranged from 2014 to 2038 as of December 31, 2013. Loan transactions are treated as a transfer between the investment fund and notes receivable from participants.

Effective after a calendar quarter of non-repayment, a loan is considered to be in default. Defaulted loans are treated as distributions for tax purposes and become taxable income to the participant in the year in which the default occurs.

A participant may withdraw all or a portion of his/her benefits derived from salary reduction, rollovers or the vested portion of employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant’s elective contributions are suspended for six calendar months.

7.                       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2013 and 2012 and the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2013 is as follows (in thousands):

December 31, 2013
Net assets available for benefits per the financial statements	$5,810,737
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	10,622

Total net assets per the Form 5500	$5,821,359

December 31, 2012
Net assets available for benefits per the financial statements	$3,987,671
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	20,119

Total net assets per the Form 5500	$4,007,790

Year Ended
December 31, 2013
Increase in net assets available for benefits per the financial statements	$1,823,066
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—December 31, 2013	10,622
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—December 31, 2012	(20,119)

Net income per Form 5500	$1,813,569

8.                       ADMINISTRATION OF THE PLAN

The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

9.                       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various mutual funds that are owned and managed by the

Trustee, who has been designated investment manager. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the vested balances in the participants’ accounts.

The cash management trust primarily consists of a cash account that is used to facilitate the Trustee in purchasing shares of the Company’s common stock. These transactions qualify as party-in-interest transactions.

10.                PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each affected participant’s account balance will become fully vested.

11.                FEDERAL TAX CONSIDERATIONS

a.                       Income Tax Status of the Plan— The IRS made a favorable determination on the Plan through a letter dated May 9, 2014 stating that the Plan, as amended and restated effective January 1, 2013, is qualified under section 401(a) of the Code and that the trust established under the Plan is tax-exempt.  The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and no provision for income taxes has been included in the Plan’s financial statements.

b.                       Impact on Plan Participants—Employer contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

c.                        Evaluation of Tax Positions—The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

FORM 5500, SCHEDULE H — PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

FEIN #27-0000798

PLAN #001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
*	Interest in Comcast Corporation Employee Savings Plans Master Trust		$5,570,632

*	Notes receivable from participants (principal balance plus accrued but unpaid interest	Interest rates from 4.25%-9.25%; maturities from 2014 to 2038	184,025

			$5,754,657

* Represents a party-in-interest to the Plan.

Column (d) omitted as all investments are participant directed.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form
S-8 of our report dated June 26, 2014, relating to the financial statements and supplemental schedule of the Comcast Corporation Retirement-Investment Plan, appearing in this Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan for the year ended December 31, 2013.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 26, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

	By:	Comcast Corporation
June 26, 2014
	By:	/s/ Lawrence J. Salva
Lawrence J. Salva
Senior Vice President, Chief Accounting Officer and Controller